Exhibit 99.1

Veris Gold Corp. delivers record production for second quarter of 2013

Toronto Stock Exchange: VG

VANCOUVER, Aug. 15, 2013 /CNW/ - Veris Gold Corp. (TSX: VG) (OCTQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) ("Veris Gold" or the "Company") announced its unaudited interim financial and operational results for the second quarter ended June 30, 2013 on August 15, 2013. This information should be read in conjunction with the Company's condensed consolidated interim financial statements, including the notes thereto, and the related Management's Discussion and Analysis.

A conference call to discuss the financial and operational highlights has been scheduled for Tuesday, August 20, 2013 at 8:00 am Pacific Daylight Time (11:00 am Eastern Daylight Time).  Details of the call may be found on the Veris Gold website.

All material information can be found on the Company's website at www.verisgold.com or on www.sedar.com.

All dollar amounts are expressed in United States Dollars unless otherwise specified.

Highlights for the three-month period ended June 30, 2013 ("Q2-2013") include:

•	Jerritt Canyon Operations produced 38,018 payable ounces of gold, representing a 51% increase compared to Q2-2012, and a 25% increase compared to Q1-2013, reflecting the impact of increasing production levels at Starvation Canyon;
•	The Company realized net income of $9.4 million compared to a net loss of $8.3 million incurred in Q2-2013;
•	Revenue from gold sales in Q2-2013 was $44.9 million representing a 23% increase compared to the $36.4 million earned in Q2-2012, attributable to increased gold production. Q2-2013 gold sales were comparable to $45.4 earned in Q1-2013 despite the gold price per ounce sold decreasing 14%;
•	The Company earned $1.7 million of toll milling revenue during Q2-2013 for the processing of 12,915 tons of third party ore;
•	Q2-2013 cash costs per ounce sold were $1,066, a significant improvement from Q2-2012 cash costs per ounce sold of $1,642, and Q1-2013 cash costs per ounce sold of $1,509;
•	Development on the Company's wholly owned Starvation Canyon Gold Mine ("Starvation") was completed in early April 2013 and ramped up to its targeted 600 tons per day by June 2013; contributing 47,390 tons of ore containing an estimated 8,630 ounces of gold for the quarter;
•	Jerritt Canyon Toll milling:
•	An agreement was signed with Klondex Resources to mill non-refractory ore from their Fire Creek property; delivery expected late Q3-2013;
•	An agreement was signed with Newmont USA Ltd to mill up to 45,000 tons per month until December 31, 2014. A batch test of 4,763 ore tons was processed during the quarter;
•	8,152 tons of ore from Atna Resources' Pinson property was processed during the quarter;
•	Continued and increasing steady state production (first achieved in June 2012);
•	National Instrument 43-101 report updated to December 31, 2012, reporting an increase of proven and probable reserves to 1,145,000 ounces generating an expected 6 year life of mine plan;
•	Commissioning of TSF2 continued with in-service date announced early Q3-2013, making the Company's tailings management system now one of the best in the country through the use of double lined water storage reservoirs and tailings pond.

"We are very pleased to report a successful second quarter to our shareholders. Our lower cash costs per ounce sold, and increased gold sales were a direct result of increased tonnage from our mines and strong performance from the mill operations at Jerritt Canyon," stated R. Llee Chapman, President and CEO of Veris Gold.  "We expect to continue to strengthen quarter-after-quarter and we feel confident that by continuing to optimize mill and mining operations we are well on our way to meet our year-end forecast of achieving $850 cash costs per ounce sold and producing 145,000 to 155,000 ounces of gold for the year at Jerritt Canyon.  Production at our new Starvation Canyon Mine continues to both meet and exceed expected targets." Mr. Chapman continued, "We are also very pleased to see our recent toll milling contracts begin to positively impact our revenue stream and we look forward to increasing this source of cash flow over the next several quarters."

Financial Overview:

(in thousands of U.S. dollars)[1]	Three months ended June 30
	2013		2012
Payable Jerritt Canyon gold ounces produced	38,018	Oz	25,249	Oz
Gold ounces sold	36,590	Oz	24,073	Oz

Gold sales	$44,936		$36,386
Toll milling revenue	1,710		-
Total Revenue	$46,646		$36,386
Net income (loss)	$9,390		$(8,313)
Income (loss) per share - basic	$0.09		$(0.09)
Cash cost per ounce sold[2]	$1,066		$1,642
Toll milling revenue credit per ounce sold	$(47)		$-
Cash used in operating activities	$12,112		$4,284
1.	Excluding number of ounces, cash cost per ounce, and per share amounts.
2.	Cash cost per ounce sold is a non-GAAP measure without a standardized prescribed meaning, however the Company believes it to be a useful benchmark by which to evaluate the Company's performance.

The Company reported net income of $9.4 million during the quarter ended June 30, 2013, compared to a net loss of $8.3 million incurred in the same quarter of the previous year. The Q2-2013 net income gain arose primarily from income from mine operations of $3.1 million and non-cash derivative gains of $12.2 million, offset with $3.6 million in finance and transactions costs, a significant improvement from the $7.2 million loss from operations which drove the Q2-2012 net loss.  The Company achieved $0.09 basic income per share in Q2-2013, compared to a loss per share of $0.09 for the same period the previous year.

Gold sales:
Gold sales in Q2-2013 were $44.9 million from the sale of 36,590 ounces of gold at an average selling price of $1,388 per ounce, representing a 23% increase from Q2-2012 gold sales revenue of $36.4 million which arose on the sale of 24,073 ounces at an average price of $1,606.

The increase in sales volume in Q2-2013 versus Q2-2012 was attributable to increase in production helped mostly from the opening of the Starvation Canyon Mine in April.

Gross Margins:
In Q2-2013, the Company achieved a gross margin of $7.6 million compared to a gross loss of $3.1 million in Q2-2012.  The improved margin is primarily the result of increased revenue resulting from increased production as described above.

Jerritt Canyon Underground Mining
SSX-Steer Mining Complex:
At the Company operated SSX-Steer mining complex, mine production was 86,512 tons (averaging 950 tons per day) at grades of 5.82 g/t, for an estimated 14,686 ounces for Q2-2013.  This represents a 3% decrease from the previous quarter's delivery of 89,225 tons (991 tons per day) but a 15% increase in the contained ounces of 12,734 ounces in Q1-2013.  The reduction in productivity for the quarter was directly related to increased mechanical equipment downtime which the Company has taken steps to improve going forward.

Smith Mine:
In the Smith mine Small Mine Development, LLC delivered 137,978 tons (averaging 1,516 tons per day) to the mill, containing an estimated 18,778 ounces during Q2-2013.  The tonnage increased from the 114,659 delivered in Q1-2013, though the contained ounces decreased from 19,092 mined in Q1-2013.  The decrease in the grade was a direct result of the increased focus on development at Smith Mine in the months of May and June.

Starvation Canyon:
Starvation Canyon development was completed in early April, 2013 with the completion of the vent raise.  During the quarter, Starvation Canyon production delivered 47,390 tons (averaging 520 tons per day) containing an estimated 8,630 ounces of gold.  The 600 ton per day average production target for this mine was achieved in June.

Mill/Processing:
In the second quarter of 2013 the mill processed 328,606 tons of ore through the Jerritt Canyon roaster which includes toll milling of 12,915 tons of third party ore.  Q2-2013 roaster production was 30% higher than the previous quarter when 252,758 tons were processed. The total average tons per day processed during the quarter was 3,611, also representing a 30% increase from the 2,800 tons per day averaged in the previous quarter. Recoveries for the quarter averaged 83%, a slight increase from the 82% demonstrated last quarter, with the month of June averaging a recovery of 86%.

In Q2-2013 12,915 tons of third party ore that was toll-milled generated $1.7 million in revenue.

Outlook/Guidance for 2013
Production:
The Company continues to be focused on achieving sustainable production of approximately 145,000 to 155,000 ounces by year-end from its three existing underground mines.  To supplement these existing sources, the Company will continue to pursue third party toll milling contracts to secure additional deliveries of third party ore to combine with the existing sources from Newmont and, in the future, Klondex, adding significant incremental revenues to the Company's operations.

The Company is also focused on restructuring of the existing short term debts as well as the gold forward facility to improve the financial strength of the Company, preferably through the use of longer term financing more closely aligned with the life of mine for Jerritt Canyon.

QP and Quality Control:
Assaying of all mine production drill holes and muck samples from the three operating mines reported in this news release were conducted by the Jerritt Canyon Assay Lab using standard fire assay techniques and includes a Quality Assurance and Quality Control program.  The company's 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company's website:  http://www.verisgold.com/i/pdf/JC_Assay_Protocols.pdf and include using certified standard reference materials and a certified assay lab (ISO 9001:2008) for check assays.

The information contained in this news release has been reviewed and approved by the Company's Vice President of Exploration, Todd Johnson, P.E., (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA.  The Company's primary focus is on the re-development of the Jerritt Canyon mining and milling facility.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
"VERIS GOLD CORP."

R. Llee Chapman
President & Chief Executive Officer

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining.  See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

AXINO AG
Wolfgang Seybold
Chairman
T: +49 711 25 35 92 40
E: wolfgang.seybold@axino.de
W: axino.de

CO: Veris Gold Corp.

CNW 06:30e 15-AUG-13